

September 21, 2012

Via E-mail
M H Armour
Chief Financial Officer
Reed Elsevier PLC and Reed Elsevier NV
1-3 Strand
London WC2N 5JR
England

> **Re:** **Reed Elsevier PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-13334**
> **Reed Elsevier NV**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-13688**

Dear Mr. Armour:

We have reviewed your filings and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Operating and Financial Review and Prospects, page 25

Results of Operations for the Year Ended December 31, 2011…, page 28

1. We note that cost of sales, selling and distribution costs, and administration and other expenses are material to your results but you do not provide a discussion and analysis of them. Please revise your disclosure to provide a direct comparative discussion and analysis of each of these expenses in addition to your current disclosure which is made in the context of operating profit. Your revised disclosure should also quantify and analyze the impact of each (and not netted) significant component within these expenses that caused the related expense or component to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. We also believe

that these disclosures are appropriate at the segment level when the change in these expenses and significant components therein materially impacts the segment's measure of profit or performance. Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief